SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

VOTORANTIM PULP and PAPER INC.
(Translation of registrant's name into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO SHAREHOLDERS – INTEREST ON CAPITAL

São Paulo, December 15 2005 – Votorantim Celulose e Papel (NYSE: VCP and BOVESPA: VCPA4) informs that the Board of Directors of the Company, by the power granted by the ByLaws in its article 17, approved today the declaration of Interest on Shareholders’ Equity (ISE) in the total amount of R$ 280 million. Payment will occur after the Annual Shareholders’ Meeting that will confirm it, to be held until April 30, 2006. ISE will be included as mandatory minimum dividend, related to fiscal year 2005. In Brazil, the record date will be December 26th, 2005.

The amounts to be declared and paid as ISE will be:

               Gross amount of R$ 1.40692945 for each common share; and
               Gross amount of R$ 1.54762240 for each preferred share.

The amount to be distributed as ISE may surpass the limits observed by VCP’s dividend policy criteria (60% of free operational cash flow) and the legal dispositions (minimum of 25% of net income), due to the favorable financial conditions of the Company, which:

  allow the stability and visibility of cash return to shareholders; and
  guarantee the Company’s credit rating maintenance as “investment grade” level

The amount declared as ISE will have withholding tax at the rate of 15%. Shareholders domiciled in countries that do not tax income, or tax income at a maximum rate of less than 20%, are subject to withholding tax at a rate of 25%, under the prevailing legislation.

Shareholders with withholding tax exemption, pursuant article 5th of Law n 11,053/04 and that have not informed Banco Ita S.A. shall do it until December 23, 2005, in any of the places of attendance indicated below. The other shareholders that have exemption or immunity shall present documentary evidence of their exemption until December 23, 2005, to the Company’s Investor Relations Department (Alameda Santos, 1357 – 8th floor – So Paulo – SP - Brazil, tel.: 5511-3269-4261, C/O Natasha Namie Nakagawa).

Credit will be done in the shareholders’ banking account, according to records in the electronic filings of Banco Ita S.A., custodian bank of the shares. ISE funds attributed to shareholders whose records are not updated will be available at Banco Ita S.A.

Shares of the Company will be traded “ex-ISE” beginning on December 27, 2005.

Important information:

Brazilian Record Date: December 26, 2005
Brazilian Ex-Date: December 27, 2005
Gross Interest on Capital rate (per ADS): R$1.5476224
Income Tax Withholding Rate: 15%
Interest on Capital Payment Date: to be defined

Quotes:
VCPA4=R$ 28,50
ADR VCP =US$ 12,38
December 14, 2005

Number of Shares:
191,613,498

Market Capitalization:
R$ 5.5 billion
US$ 2.4 billion

VCP’s Mission
To be a benchmark in the pulp and paper industry, creating opportunities and competitive differentials, generating sustained value for the shareholders, in line with Votorantim’s Management Integrated System.

VCP’s Aim
  To reach a worldwide leading position in the short-fiber pulp market;
  To participate in the global reprographic paper market as a regional leader;
  To maintain the regional leadership in coated and special papers.

VCP’s Goal for 2020
To reach sales equivalent to US$4 billion, with adequate returns in relation to the cost of capital. VCP’s Management Integrated Policy
VCP, a manufacturer and distributor or pulp and paper, identifies and manages its business risks, its impact on the environment, society, the health and safety of its workers, as well as on the quality of its products and services, based on the following principles:
  To be ethical and respect people, to be open to dialogue and to comply with the law, rules and commitments made;
  To unfold the defined strategic guidelines, in a balanced way, taking into account the needs and expectations of customers, suppliers, workers, society, governments, shareholders and other stakeholders;
  To build long-lasting relationships with selected customers, through the differentiated offer of products, services and business skills, with perceived value.
  To ensure the strength and sustainability of the business, by fully commanding its processes, and preventing and reducing risks related to the business, pollution, social impact, and health and safety;
  To be entrepreneurial and innovative, promoting the continuing improvement of the management model and of the processes, products and services;
  To ensure the excellence of its practices and results by training and valuing its workers, uniting internal and external efforts, and exercising leadership in a responsible way.

Investor Relations:

Valdir Roque
Chief Financial Officer

Alfredo F. Villares
Investor Relations Manager

Andrea Kannebley

Natasha Nakagawa

Phone: (5511) 3269-4168 / 4261 /4287 | Fax: (11) 3269-4066

ir@vcp.com.br	www.vcp.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of VCP. These are merely projections and, as such, are based exclusively on the expectations of VCP’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in VCP’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2005

VOTORANTIM PULP and PAPER INC. (Registrant)

By:	/s/ Valdir Roque

	Name:	Valdir Roque
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.